Exhibit 3.1

AMENDMENT TO

BYLAWS

OF

ANN INC.

Pursuant to the approval granted by the Board of Directors of ANN INC. (the “Corporation”), in a meeting held on May 17, 2015, and the subsequent resolution contained in the minutes of the meeting of the same date, the Bylaws (“Bylaws”) of the Corporation were amended as follows, effective as of the date set forth below:

RESOLVED, that Article VII of the Corporation’s Bylaws be, and hereby is, amended to include the addition of the following Section:

“SECTION 5. Exclusive Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).”

Except as specifically amended herein, all other terms and conditions of the Bylaws shall remain the same and in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Bylaws to be duly executed this 17th day of May, 2015.

/s/ Kay Krill
Name:	Kay Krill

Title:	President and Chief Executive Officer